UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): August 21, 2009



THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03. **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

On August 21, 2009, the Dixie Group, Inc., (the "Company") entered into a financing arrangement with General Electric Capital Corporation ("GE"), structured as a sale lease-back, to provide approximately $4,600,000.00 of financing for the purchase of three items of tufting equipment. Net of deposits and a required letter of credit, the Company will receive approximately $2,440,000.00 of funds. Pursuant to the arrangement, a wholly-owned subsidiary of the Company sold three items of tufting equipment to GE; simultaneously, the subsidiary (Masland Carpets, LLC), leased the equipment back from GE (the "Lease"). One item of equipment had been purchased by the Company last year, and the other two items were purchased contemporaneously with the sale lease-back transaction.

The Lease has a 5 year term, and provides the Company the right to purchase the underlying equipment at the end of 3 and 4 years at a percentage of the purchase price of the equipment specified in the schedule to the Lease, and at the end of the term at the fair market value of the equipment. The monthly lease payments that the Company (through its subsidiary) is obligated to pay under the terms of the lease is approximately $72,000.00. The Company has guaranteed prompt payment in full of its subsidiary's obligations under the lease pursuant to a guarantee agreement ("the Guarantee"). In the event of default by the subsidiary, and in the event of other circumstances amounting to a default and described more fully in the Lease and Guarantee, the Company could become liable for a "stipulated loss value" and related expenses, customary in these types of transactions.

Item 9.01(d) **Financial Statements and Exhibits**

10.01   Master Lease Agreement by and between General Electric Capital Corporation and Masland Carpets, LLC, dated August 21, 2009.

10.02   Schedule to Master Equipment Lease, dated August 21, 2009.

10.03   Corporate Guaranty, as executed by The Dixie Group, Inc., dated August 21, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 25, 2009 **THE DIXIE GROUP, INC.**

  /s/ Gary A. Harmon
Gary A. Harmon
Chief Financial Officer

Exhibit 10.1

MASTER LEASE AGREEMENT

dated as of   **August 21, 2009**

      THIS MASTER LEASE AGREEMENT (as amended, supplemented or otherwise modified from time to time, this **"Agreement"**) is between   **General Electric Capital Corporation** (together with its successors and assigns, if any, **"Lessor"**) and **Masland Carpets, LLC** (**"Lessee"**). Lessor has an office at 10 Riverview Drive, Danbury, CT 06810-6268. Lessee is a Limited Liability Company organized and existing under the laws of the state of Georgia. Lessee's mailing address and chief executive office is 2208 S. Hamilton Street, Dalton, GA 30721. This Agreement contains the general terms that apply to the leasing of certain equipment and personal property (the **"Equipment"**) from Lessor to Lessee. Additional terms that apply to the Equipment and financial terms in relation to the lease of the Equipment (term, rent, options, etc.) shall be contained on an equipment schedule (each a **"Schedule"**, and collectively the **"Schedules"**). This Agreement together with any Schedule shall constitute the **"Lease"** for any Equipment. Capitalized terms used but not defined in this Agreement shall have the meanings assigned to such terms set forth in the applicable Schedule(s).

1. LEASING:

      (a) Subject to the terms and conditions set forth below, Lessor agrees to lease to Lessee, and Lessee agrees to lease from Lessor, the Equipment described in any Schedule signed by both parties.

      (b) Lessor shall purchase Equipment from the manufacturer or supplier (**"Supplier"**) and lease it to Lessee if on or before the Last Delivery Date Lessor receives (i) a Schedule for the Equipment, (ii) evidence of insurance which complies with the requirements of Section 9, and (iii) such other documents as Lessor may reasonably request. Each of the documents required above must be in form and substance satisfactory to Lessor. Lessor hereby appoints Lessee its agent for inspection and acceptance of the Equipment from Supplier. Once the Schedule is signed, Lessee may not cancel the Schedule.

2. TERM, RENT AND PAYMENT:

      (a) The rent (**"Rent"**) payable for the Equipment and Lessee's right to use the Equipment shall begin on the earlier of (i) the date when Lessee signs the Schedule and accepts the Equipment or (ii) when Lessee has accepted the Equipment under a Certificate of Acceptance (**"Lease Commencement Date"**). The term of the Lease for any Equipment shall commence on the Basic Lease Commencement Date and shall continue, unless earlier cancelled or terminated pursuant to the provisions of the applicable Schedule (the **"Term"**). If any term is extended or renewed, the word **"Term"** shall be deemed to refer to all extended or renewal terms, and all provisions of this Agreement shall apply during any such extension or renewal terms, except as may be otherwise specifically provided in writing.

      (b) Lessee shall pay rent to Lessor at its address stated above, unless otherwise directed by Lessor. Each payment of Rent (each a **"Rent Payment"**) shall be in the amount set forth in, payable at such intervals and due in accordance with the provisions of the applicable Schedule. If any Interim Rent and/or any Advance Rent is payable in respect of any Equipment, such Interim Rent and/or Advance Rent shall be set forth in the applicable Schedule and shall be due and payable in accordance with the terms of the Schedule. Upon Lessor's receipt of the Interim Rent and the Advance Rent, (i) the Interim Rent shall be applied to the Rent Payment due for the Interim Period, if any, set forth in the Schedule, and (ii) the Advance Rent shall be applied to the first Rent Payment due for the Basic Term, and (iii) the remaining balance, if any, shall be applied to the next scheduled Rent Payment under such Schedule. In no event shall any Interim Rent, Advance Rent or any other Rent Payments be refunded to Lessee. If Lessor does not receive from Lessee payment in full of any scheduled Rent Payment or any other sum due under any Lease within ten (10) days after its due date, Lessee agrees to pay, a late fee equal to five percent (5%) on such unpaid Rent Payment or other sum, but not exceeding any lawful maximum. Such late fee will be immediately due and payable, and is in addition to any other costs, fees and expenses that Lessee may owe as a result of such late payment.

3. RENT ADJUSTMENT:

      (a) If, solely as a result of Congressional enactment of any law (including, without limitation, any modification of, or amendment or addition to, the Internal Revenue Code of 1986, as amended, (**"Code"**)), the maximum effective corporate income tax rate (exclusive of any minimum tax rate) for calendar-year taxpayers (**"Effective Rate"**) is higher than thirty-five percent (35%) for any year during the Term for any Lease, then Lessor shall have the right to increase such rent payments by requiring payment of a single additional sum. The additional sum shall be equal to the product of (i) the Effective Rate (expressed as a decimal) for such year less 0.35 (or, in the event that any adjustment has been made hereunder for any previous year, the Effective Rate (expressed as a decimal) used in calculating the next previous adjustment) times (ii) the adjusted Termination Value (defined below), divided by (iii) the difference between the new Effective Rate (expressed as a decimal) and one (1). The adjusted Termination Value shall be the Termination Value (calculated as of the first rental due in the year for which such adjustment is being made) minus the Tax Benefits that would be allowable under Section 168 of the Code (as of the first day of the year for which such adjustment is being made and all future years of the Term for any Lease). The Termination Values and Tax Benefits are defined on the Schedule. Lessee shall pay to Lessor the full amount of the additional rent payment on the later of (i) receipt of notice or (ii) the first day of the year for which such adjustment is being made.

(b) Lessee's obligations under this Section 3 shall survive any expiration, cancellation or termination of any Lease.

4. TAXES AND FEES:

(a) If permitted by law, Lessee shall report and pay promptly all taxes, fees and assessments due, imposed, assessed or levied against any Equipment (or purchase, ownership, delivery, leasing, possession, use or operation thereof), this Agreement (or any rents or receipts hereunder), any Schedule, Lessor or Lessee, by any domestic or foreign governmental entity or taxing authority during or related to the Term of any Lease, including, without limitation, all license and registration fees, and all sales, use, personal property, excise, gross receipts, franchise, stamp or other taxes, imposts, duties and charges, together with any penalties, fines or interest thereon (collectively **"Taxes"**). Lessee shall have no liability for Taxes imposed by the United States of America or any state or political subdivision thereof which are on or measured by the net income of Lessor except as provided in Sections 3 and 14(c). Lessee shall promptly reimburse (on an after tax basis) Lessor for any Taxes charged to or assessed against Lessor. Lessee shall show Lessor as the owner of the Equipment on all tax reports or returns, and send Lessor a copy of each report or return and evidence of Lessee's payment of Taxes upon request.

(b) Lessee's obligations, and Lessor's rights, privileges and indemnities, contained in this Section 4 shall survive the expiration or other cancellation or termination of this Agreement.

5. REPORTS:

(a) If any tax or other lien shall attach to any Equipment, Lessee will notify Lessor in writing, within ten (10) days after Lessee becomes aware of the tax or lien. The notice shall include the full particulars of the tax or lien and the location of such Equipment on the date of the notice.

(b) Lessee will deliver or make available to Lessor, Lessee's and any Guarantor's, if applicable, complete financial statements prepared in accordance with generally accepted accounting principles, consistently applied, certified by a recognized firm of certified public accountants within ninety (90) days of the close of each fiscal year of Lessee, together with a certificate of an authorized officer of Lessee stating that such officer has reviewed the activities of Lessee and that to the best of such officer's knowledge, there exists no Event of Default or event which with notice or lapse of time (or both) would become an Event of Default. In addition, Lessee will deliver to Lessor copies of Lessee's and any Guarantor's, if applicable, quarterly financial report certified by the chief financial officer of Lessee, within ninety (90) days of the close of each fiscal quarter of Lessee. Lessee will deliver or make available to Lessor all Forms 10-K and 10-Q, if any, filed with the Securities and Exchange Commission within thirty (30) days after the date on which they are filed. As long as: i) Lessee remains a wholly-owned subsidiary of The Dixie Group, Inc.; and ii) The Dixie Group, Inc. remains publicly traded and is a corporate guarantor of Lessee's payment and performance obligations under this Agreement; then copies of Form 10-K and Form 10-Q for The Dixie Group, Inc. will satisfy the financial statement delivery requirements set forth in this section 5(b), if provided within the time periods specified in this section for the delivery of quarterly and annual financial reports.

(c) Lessor may inspect any Equipment during normal business hours after giving Lessee reasonable prior notice.

(d) Lessee will keep the Equipment under any Lease at the Equipment Location specified in the applicable Schedule and will give Lessor at least five (5) business days prior written notice of any relocation of such Equipment. If Lessor asks, Lessee will promptly notify Lessor in writing of the location of any Equipment.

(e) If any Equipment is lost or damaged (where the estimated repair costs would exceed the greater of ten percent (10%) of the original Equipment cost or fifty thousand and 00/100 dollars ($50,000)), or is otherwise involved in an accident causing personal injury requiring hospital admission and/or (as the case may be) requiring federal, state or local government reporting (including without limitation to the Occupational Safety and Health Administration) and/or (as the case may be) causing third party property damage in excess of fifty thousand dollars ($50,000), Lessee will promptly and fully report the event to Lessor in writing within ten (10) days of the occurrence of any such incident.

(f) Upon Lessor's request, Lessee will provide within ten (10) days of such request, copies of the insurance policies or other evidence required by the terms hereof.

(g) Upon reasonable request by Lessor, Lessee will furnish a certificate of an authorized officer of Lessee stating that he has reviewed the activities of Lessee and that, to the best of his knowledge, no Event of Default or event which with notice or lapse of time (or both) would become an Event of Default within thirty (30) days of Lessor's request.

(h) Lessee will promptly notify Lessor of any change in Lessee's state of incorporation or organization, in any case within thirty (30) days of such change.

(i) Upon reasonable request by Lessor, Lessee will provide Lessor such other reports or information in relation to the Equipment and the maintenance thereof.

6. DELIVERY, USE AND OPERATION:

(a) All Equipment shall be shipped directly from Supplier to Lessee (unless the Equipment is being leased pursuant to a sale-leaseback transaction in which case Lessee represents and warrants that it is in possession of the Equipment as of the Lease Commencement Date).

(b) Lessee agrees that the Equipment will be used by Lessee solely in the conduct of its business, and in a manner complying with all applicable laws, regulations and insurance policies, and in compliance with manufacturer's recommendations. Lessee further agrees that it shall not discontinue use of any Equipment for more than one hundred twenty (120) consecutive days unless otherwise permitted under the terms of the corresponding Schedule. .

(c) Lessee will not (i) move any Equipment from the location specified on the Schedule, without the prior written consent of Lessor, or (ii) part with possession of any of the Equipment (except to Lessor or for maintenance or repair).   The foregoing notwithstanding, provided Lessee is not subject to an Event of Default under this Agreement, Lessee may relocate the Equipment to other facilities operated by it or by its parent company (The Dixie Group, Inc.), or wholly-owned subsidiaries of its parent company within the continental United States; provided, Lessee (i) provides Lessor with at least five (5) business days prior written notice of such proposed relocation, including the address and operator of such facility, (ii) delivers to Lessor prior to relocation any information, instruments or documents reasonably required to protect the interest of Lessor in the Equipment, including without limitation, UCC filings, sublease consents and landlord or mortgagee waivers with respect to the new location, and (iii) indemnifies and holds harmless Lessor from any additional tax, fees or other charges resulting from the relocation of the Equipment. Upon the written request of Lessor, Lessee will notify Lessor forthwith in writing of the location of any Equipment as of the date of such notification.

(d) Lessee will keep the Equipment free and clear of all liens, claims and encumbrances other than those which result from acts of Lessor.

(e) Lessor shall not disturb Lessee's quiet enjoyment of the Equipment during the term of the Agreement unless an Event of Default has occurred and is continuing under this Agreement.

7. MAINTENANCE:

(a) Lessee will, at its sole expense, maintain each unit of Equipment in good operating order and repair, normal wear and tear excepted. Lessee shall also maintain the Equipment in accordance with manufacturer's recommendations. Lessee shall make all alterations or modifications required to comply with any applicable law, rule or regulation during the Term of any Lease. If Lessor requests, Lessee shall affix plates, tags or other identifying labels showing ownership thereof by Lessor. The tags or labels shall be placed in a prominent position on each unit of Equipment.

(b) Lessee will not attach or install anything on any Equipment that will impair the originally intended function or use of such Equipment without the prior written consent of Lessor. All additions, parts, supplies, accessories, and equipment (**"Additions"**) furnished or attached to any Equipment that are not readily removable shall become the property of Lessor. All Additions shall be made only in compliance with applicable law. Lessee will not attach or install any Equipment to or in any other personal or real property without the prior written consent of Lessor.

8. STIPULATED LOSS VALUE: If for any reason any unit of Equipment becomes worn out, lost, stolen, destroyed, irreparably damaged or unusable (**"Casualty Occurrences"**) Lessee shall promptly and fully notify Lessor in writing. Lessee shall pay Lessor the sum of (i) the Stipulated Loss Value (see Schedule) of the affected unit determined as of the rent payment date prior to the Casualty Occurrence; and (ii) all rent and other amounts which are then due under this Agreement on the Payment Date (defined below) for the affected unit. The **"Payment Date"** for purposes of this Section 8 shall be the next scheduled Rent Payment date after the Casualty Occurrence. Upon payment of all sums due hereunder, the term of the Lease as to such unit shall terminate.

9.   INSURANCE:

(a) Lessee shall bear the entire risk of any loss, theft, damage to, or destruction of, any unit of Equipment from any cause whatsoever from the time the Equipment is shipped to Lessee.

(b) Lessee shall secure and maintain in effect at its own expense throughout the Term of any Lease of the Equipment, insurance for such amounts and against such hazards as Lessor may reasonably require. All such policies shall be with companies, and on terms, reasonably satisfactory to Lessor. The insurance shall include coverage for damage to or loss of the Equipment, liability for personal injuries, death or property damage. Lessor shall be named as additional insured with a loss payable clause in favor of Lessor, as its interest may appear, irrespective of any breach of warranty or other act or omission of Lessee. The insurance shall provide for liability coverage in an amount equal to at least ONE MILLION U.S. DOLLARS ($1,000,000.00) total liability per occurrence, unless otherwise stated in any Schedule. The casualty/property damage coverage shall be in an amount equal to the full replacement cost of the Equipment and shall have deductible amounts acceptable to Lessor. Notwithstanding anything in this Section 9(b) to the contrary, as long as Lessee is not subject to an Event of Default under this Agreement, Lessee may assume a deductible exposure of up to TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000) in the aggregate per occurrence under the physical damage insurance coverages required to be maintained under the Agreement. No insurance shall be subject to any co-insurance clause. The insurance policies shall provide that the insurance may not be altered or canceled by the insurer until after thirty (30) days written notice to Lessor. Lessee agrees to deliver to Lessor evidence of insurance reasonably satisfactory to Lessor.

(c) Lessee hereby appoints Lessor as Lessee's attorney-in-fact to make proof of loss and claim for insurance, and to make adjustments with insurers and to receive payment of and execute or endorse all documents, checks or drafts in connection with insurance payments. Lessor shall not act as Lessee's attorney-in-fact unless Lessee is in default. Lessee shall pay any reasonable expenses of Lessor in adjusting or collecting insurance. Lessee will not make adjustments with insurers except (provided Lessee is not subject to an Event of Default under this Agreement) with respect to claims for damage to any unit of Equipment where the repair costs for such unit of Equipment are less than ten percent (10%) of the original Equipment cost (as stipulated in the applicable Schedule for such Equipment). Lessee may, at its option (unless Lessee is subject to an Event of Default, in which case Lessor may, at its option) apply proceeds of insurance, in whole or in part, to (i) repair or replace Equipment or any portion thereof, or (ii) satisfy any obligation of Lessee to Lessor under this Agreement.

10. RETURN OF EQUIPMENT:

(a) Upon the expiration, cancellation or termination of this Agreement or any Lease (including any cancellation or termination pursuant to Section 17 hereof or any cancellation or termination occurring after or in connection with an Event of Default hereunder), Lessee shall perform any testing and repairs required to place the units of Equipment in the same condition and appearance as when received by Lessee (reasonable wear and tear excepted) and in good working order for the original intended purpose of the Equipment. If required the units of Equipment shall be deinstalled, disassembled and crated by an authorized manufacturer's representative or such other service person as is reasonably satisfactory to Lessor. Lessee shall remove installed markings that are not necessary for the operation, maintenance or repair of the Equipment. All Equipment will be cleaned, cosmetically acceptable, and in such condition as to be immediately installed into use in a similar environment for which the Equipment was originally intended to be used. All waste material and fluid must be removed from the Equipment and disposed of in accordance with then current waste disposal laws. Lessee shall return the units of Equipment to a location within the continental United States as Lessor shall direct. Lessee shall obtain and pay for a policy of transit insurance for the redelivery period in an amount equal to the replacement value of the Equipment. The transit insurance must name Lessor as the loss payee. Lessee shall pay for all costs to comply with this Section 10.

(b) Until Lessee has fully complied with the requirements of Section 10(a) above, Lessee's rent payment obligation and all other obligations under this Agreement shall continue from month to month notwithstanding any expiration, cancellation or termination of the lease term. Lessor may terminate Lessee's right to use the Equipment upon ten (10) days notice to Lessee.

(c) Lessee shall provide to Lessor a detailed inventory of all components of the Equipment including model and serial numbers. Lessee shall also provide an up-to-date copy of all other documentation pertaining to the Equipment. All service manuals, blue prints, process flow diagrams, operating manuals, inventory and maintenance records shall be given to Lessor at least ninety (90) days and not more than one hundred twenty (120) days prior to lease cancellation or termination.

(d) Lessee shall make the Equipment available for on-site operational inspections by potential purchasers at least one hundred twenty (120) days prior to and continuing up to lease cancellation or termination. Lessor shall provide Lessee with reasonable notice prior to any inspection. Lessee shall provide personnel, power and other requirements necessary to demonstrate electrical, hydraulic and mechanical systems for each item of Equipment.

11. DEFAULT AND REMEDIES:

(a) Lessee shall be in default under this Agreement and under any Lease upon the occurrence of any of the following (each an **"Event of Default"**, and collectively, the **"Events of Default"**):

(i)   Lessee fails to pay within ten (10) days after its due date, any Rent or any other amount due under this Agreement or any Lease;

(ii)   Lessee breaches any of its insurance obligations under this Agreement or any other Document (as defined in Section 16 hereof);

(iii)   Lessee breaches any of its other obligations under any Lease (other than those described in Section 11(a)(i) and (ii) above), and fails to cure that breach within thirty (30) days after written notice from Lessor;

(iv)   any representation, warranty or covenant made by Lessee or any guarantor or surety for the obligations under any Lease (each a **"Guarantor"**, and collectively, the **"Guarantors"**) in connection with this Agreement or under any Lease shall be materially false or materially misleading;

(v)   any Equipment is illegally used;

(vi)   Lessee or any Guarantor becomes insolvent or ceases to do business as a going concern;

(vii)   if Lessee or any Guarantor is a natural person, any death or incompetency of Lessee or such Guarantor;

(viii) a receiver is appointed for all or of any part of the property of Lessee or any Guarantor, or Lessee or any Guarantor makes any assignment for the benefit of its creditors;

(ix)   Lessee or any Guarantor files a petition under any bankruptcy, insolvency or similar law, or in the event an involuntary petition is filed against Lessee or any Guarantor under any bankruptcy or insolvency laws and in the event of an involuntary petition, such petition is not dismissed within forty-five (45) days of the filing date;

(x)   Lessee or any Guarantor breaches or is in default under any other agreement by and between Lessor (or any of its affiliates or parent entities) on the one hand, and Lessee or such Guarantor (or any of their respective parent or affiliates) on the other hand; provided however that any such default under this Section 11(a)(x) is not solely related to a material adverse change in Lessee's financial condition;

(xi)   any Guarantor revokes or attempts to revoke its obligations under its guaranty or any related document to which it is a party, or fails to observe or perform any covenant, condition or agreement to be performed under such guaranty or other related document to which it is a party;

(xii)   Lessee or any Guarantor defaults under any other agreement, document or instrument to which Lessee or any Guarantor is a party or by which Lessee or any Guarantor or any of their respective properties is bound, creating or relating to any obligations owed to a party other than Lessor (or any of Lessor's affiliates or parent companies) (each a "**Third Party Obligation**" and collectively the "**Third Party Obligations**") (i) in excess of **$3,000,000** if the payment or maturity of such Third Party Obligation(s) may be accelerated in consequence of such event of default or demand for payment of such Third Party Obligation(s) may be made; or (ii) an acceleration occurs of the payment or maturity of any Third Party Obligation(s) in excess of **$1,500,000**; provided however that any such default under this Section 11(a)(xii) is not solely related to a material adverse change in Lessee's or any Guarantor's financial condition;

(xiii) there is any dissolution or termination of existence of Lessee or any Guarantor; or

(xiv) there is any merger, consolidation or change in controlling ownership of Lessee or any Guarantor, or either Lessee or any Guarantor sells or leases all, or substantially all, of its assets.

The default declaration shall apply to all Schedules unless specifically excepted by Lessor.

(b) Upon the occurrence of any Event of Default and so long as the same shall be continuing, Lessor may, at its option, at any time thereafter, exercise one or more of the following remedies set forth in this Section 11, as Lessor in its sole discretion shall lawfully elect. (i) Upon the request of Lessor, Lessee shall immediately comply with the provisions of Section 10(a), (ii) Lessee shall authorize Lessor to peacefully enter any premises where any Equipment may be and take possession of the Equipment, (iii) Lessee shall immediately pay to Lessor without further demand as liquidated damages, for loss of a bargain and not as a penalty, an amount equal to (x) the Stipulated Loss Value of the Equipment (calculated as of the Rent Payment date prior to the declaration of default), plus (y) all Rents and other sums then due under this Agreement, any Lease and all Schedules, (iv) Lessor may cancel or terminate the Lease as to any or all of the Equipment, and any cancellation or termination of Leases shall occur only upon written notice by Lessor to Lessee and only as to the units of Equipment specified in any such notice, (v) Lessor may, but shall not be required to, sell Equipment at private or public sale, in bulk or in parcels, with or without notice, and without having the Equipment present at the place of sale, (vi) Lessor may also, but shall not be required to, lease, otherwise dispose of or keep idle all or part of the Equipment, (vii) Lessor may use Lessee's premises for a reasonable period of time for any or all of the purposes stated above without liability for rent, costs, damages or otherwise, (viii) Lessor shall have the right to apply the proceeds of any sale, lease or other disposition, if any, in the following order of priorities: (1) to pay all of Lessor's costs, charges and expenses incurred in taking, removing, holding, repairing and selling, leasing or otherwise disposing of Equipment; then, (2) to the extent not previously paid by Lessee, to pay Lessor all sums due from Lessee under this Agreement; then (3) to reimburse to Lessee any sums previously paid by Lessee as liquidated damages; and (4) any surplus shall be retained by Lessor. Lessee shall immediately pay any deficiency in (1) and (2) above, to the extent any exists, (ix) Lessor shall be entitled to collect from Lessee all costs, charges, and expenses, including actual legal fees and disbursements, incurred by Lessor by reason of any Event of Default under the terms of this Agreement or under any other agreement between Lessor (or any of its affiliates or parent entities), on the one hand, and Lessee or any Guarantor (or any of their respective affiliates or parent entities), on the other hand, (x) Lessor may proceed by appropriate court action, either by law or in equity, to enforce the performance by Lessee of the applicable covenants of this Agreement and any Lease or to recover damages for breach hereof, and (xi) Lessor may exercise any rights it may have against any security deposit or other collateral pledged to it by Lessee, any Guarantor or any of their respective affiliates or parent entities.

(c) In addition to Lessor's remedies set forth above, any rent or other amount not paid when due shall bear interest, from the due date until paid, at a per annum rate equal to the lesser of twelve percent (12%) or the maximum rate not prohibited by applicable law (the **"Per Diem Interest Rate"**). The application of such Per Diem Interest Rate shall not be interpreted or deemed to extend any cure period set forth herein, cure any default or otherwise limit Lessor's rights or remedies hereunder. Notwithstanding anything to the contrary contained in this Agreement or any Schedule, in no event shall this Agreement or any Schedule require the payment or permit the collection of amounts in excess of the maximum permitted by applicable law.

(d) The foregoing remedies are cumulative, and any or all thereof may be exercised instead of or in addition to each other or any remedies at law, in equity, or under any applicable statute, or international treaty, convention or protocol. Lessee waives notice of sale or other disposition (and the time and place thereof), and the manner and place of any advertising. Lessee shall pay Lessor's actual attorney's fees incurred in connection with the enforcement, assertion, defense or preservation of Lessor's rights and remedies under this Agreement, or if prohibited by law, such lesser sum as may be permitted. Waiver of any default shall not be deemed to be a waiver of any other or subsequent default.

(e) Any Event of Default under the terms of this Agreement, any Lease or any other agreement between Lessor and Lessee may be declared by Lessor a default under this Agreement, any Lease and any such other agreement between Lessor and Lessee.

12. ASSIGNMENT: LESSEE SHALL NOT SELL, TRANSFER, ASSIGN, ENCUMBER OR SUBLET ANY EQUIPMENT OR THE INTEREST OF LESSEE IN THE EQUIPMENT WITHOUT THE PRIOR WRITTEN CONSENT OF LESSOR, WHICH CONSENT WILL NOT BE UNREASONABLY WITHHELD. However, Lessor shall not be deemed to have unreasonably withheld its consent if: (A) in Lessor's opinion, there is expected to be any adverse affect on Lessor's interest in the Lease, the Equipment, or any related Tax Benefits, (B) at the time of Lessee's request, Lessee is subject to an Event of Default or an event that with the giving of notice or passage of time or both would constitute an Event of Default, (C) any proposed assignee or (as the case may be) sublessee fails to meet Lessor's compliance screening standards then in effect (e.g., "Patriot Act"), or (D) Lessor fails to receive, in form and substance satisfactory to Lessor, any transfer and assumption agreement, consents to sublease, new or amended financing statements, or other documents and instruments that may be required by Lessor in connection with such request.. Lessor may, without the consent of Lessee, assign this Agreement, any Schedule or the right to enter into a Schedule. Lessee agrees that if Lessee receives written notice of an assignment from Lessor, Lessee will pay all rent and all other amounts payable under any assigned Schedule to such assignee or as instructed by Lessor. Lessee also agrees to confirm in writing receipt of the notice of assignment as may be reasonably requested by assignee. Lessee hereby waives and agrees not to assert against any such assignee any defense, set-off, recoupment claim or counterclaim which Lessee has or may at any time have against Lessor for any reason whatsoever.

13. NET LEASE: Any Lease entered into pursuant to the terms and provisions of this Agreement is a net lease. Lessee acknowledges and agrees that its obligations to pay Rent and any and all amounts due and owing in accordance with the terms hereof and under any Schedule shall be absolute and unconditional, and such obligations shall not be released, discharged, waived, reduced, set-off or affected by any circumstances whatsoever, including, without limitation, any damage to or destruction of any Equipment, defects in the Equipment or Lessee no longer can use such Equipment. Lessee further acknowledges that Lessee is not entitled to reduce or set-off against Rent or any other amounts due to Lessor or to any assignee under Section 12, whether or not Lessee's claim arises out of this Agreement, any Lease, any statement by Lessor, Lessor's liability or any Supplier's liability, strict liability, negligence or otherwise. Lessor shall have no obligation, liability or responsibility to Lessee or any other person with respect to the operation, maintenance, repairs, alternations, modifications, correction of faults or defects (whether or not required by applicable law) or insurance with respect to any Equipment, all such matters shall be, as between Lessee and Lessor, the sole responsibility of Lessee, regardless upon whom such responsibilities may fall under applicable law or otherwise, and the Rent payable hereunder has been set in reliance of Lessee's sole responsibility for such aforementioned matters.

14. INDEMNIFICATION:

(a) Lessee hereby agrees to indemnify and save, on a net after-tax basis, Lessor and its affiliates, and all of Lessor's and such affiliates' respective directors, shareholders, officers, employees, agents, employees, predecessors, attorneys-in-fact, lawyers, successors and assigns (each an **"Indemnitee"**) harmless from and against any and all losses, damages, penalties, injuries, claims, actions and suits, including reasonable attorneys' fees and legal expenses, of whatsoever kind and nature and other costs of investigation or defense, including those incurred upon any appeal arising out of or relating to the Equipment, this Agreement or any Lease or any other Document (as defined in Section 16 hereof) (collectively, **"Claims"**) whether in law or equity, or in contract, tort or otherwise.

This indemnity shall include, but is not limited to, Lessor's strict liability in tort or otherwise, including Claims that may be imposed on, incurred by or asserted against an Indemnitee in any way arising out of (i) the selection, manufacture, purchase, acceptance or rejection of Equipment, the ownership of Equipment during the term of this Agreement, and the delivery, lease, sublease, chartering, possession, maintenance, use, non-use, financing, mortgaging, control, insurance, testing, condition, return, sale (including all costs, incurred in making the Equipment ready for sale after the exercise of remedies as a result of an Event of Default), operation or design of the Equipment (including, without limitation, latent and other defects, whether or not discoverable by Lessor or Lessee and any claim for patent, trademark or copyright infringement or environmental damage), any interchanging or pooling of any parts of the Equipment, if applicable; (ii) the condition of Equipment sold or disposed of after use by Lessee, any sublessee or employees of Lessee; (iii) any breach of Lessee's or any Guarantor's representations or obligations under any Lease or any other Document or any guaranty, or the failure by Lessee to comply with any term, provision or covenant contained in any Lease or any other Document or the Equipment or with any applicable law, rule or regulation with respect to the Equipment, or the nonconformity of the Equipment or its operation with any applicable law; (iv) any actions brought against any Indemnitee that arise out of Lessee's or any Guarantor's actions or omissions (or actions or omissions of Lessee's or Guarantor's agents); or (v) reliance by any Indemnitee on any representation or warranty made or deemed made by Lessee or any Guarantor (or any of their officers) under or in connection with any Lease or any other Document, or any report or other information delivered by Lessee or Guarantor pursuant hereto which shall have been incorrect in any material respect when made or deemed made or delivered; provided, that Lessee shall not be obligated to pay and shall have no indemnity liability for any Claims (x) imposed on or against an Indemnitee to the extent that such Claims are caused by the gross negligence or willful misconduct of such Indemnitee, or (y) to the extent imposed with respect to any Claim solely based on events occurring after the earlier of (A) the expiration or other cancellation or termination of the Term of any Lease in circumstances not requiring the return of the Equipment and payment in full of all amounts due from Lessee under such Lease and any other Document, and (B) the satisfaction in full by Lessee of all its obligations under Section 10 "Return of Equipment" hereof in respect of any Lease, and the payment in full of all amounts due from Lessee under any Lease and related Documents, except in each case to the extent such Claims result from an exercise of remedies under this Agreement and any Lease following the occurrence of an Event of Default. Lessee shall pay on demand to each Indemnitee any and all amounts necessary to indemnify such Indemnitee from and against any Claims. Lessee shall, upon request, defend any actions based on, or arising out of, any of the foregoing.

(b) Lessee hereby represents, warrants and covenants that (i) on the Lease Commencement Date for any unit of Equipment, such unit will qualify for all of the items of deduction and credit specified in Section C of the applicable Schedule (**"Tax Benefits"**) in the hands of Lessor, and (ii) at no time during the term of this Agreement will Lessee take or omit to take, nor will it permit any sublessee or assignee to take or omit to take, any action (whether or not such act or omission is otherwise permitted by Lessor or by this Agreement), which will result in the disqualification of any Equipment for, or recapture of, all or any portion of such Tax Benefits.

(c) If as a result of a breach of any representation, warranty or covenant of Lessee contained in this Agreement or any Schedule (i) tax counsel of Lessor shall determine that Lessor is not entitled to claim on its Federal income tax return all or any portion of the Tax Benefits with respect to any Equipment, or (ii) any Tax Benefit claimed on the Federal income tax return of Lessor is disallowed or adjusted by the Internal Revenue Service, or (iii) any Tax Benefit is recalculated or recaptured (any determination, disallowance, adjustment, recalculation or recapture being a **"Loss"**), then Lessee shall pay to Lessor, as an indemnity and as additional rent, an amount that shall, in the reasonable opinion of Lessor, cause Lessor's after-tax economic yields and cash flows to equal the Net Economic Return that would have been realized by Lessor if such Loss had not occurred. Such amount shall be payable upon demand accompanied by a statement describing in reasonable detail such Loss and the computation of such amount. The economic yields and cash flows shall be computed on the same assumptions, including tax rates as were used by Lessor in originally evaluating the transaction (**"Net Economic Return"**). If an adjustment has been made under Section 3 then the Effective Rate used in the next preceding adjustment shall be substituted.

(d) All references to Lessor in this Section 14 include Lessor and the consolidated taxpayer group of which Lessor is a member. All of Lessor's rights, privileges and indemnities contained in this Section 14 shall survive the expiration or other cancellation or termination of this Agreement. The rights, privileges and indemnities contained in this Agreement are expressly made for the benefit of, and shall be enforceable by Lessor, its successors and assigns.

15. DISCLAIMER: LESSEE ACKNOWLEDGES THAT IT HAS SELECTED THE EQUIPMENT WITHOUT ANY ASSISTANCE FROM LESSOR, ITS AGENTS OR EMPLOYEES. LESSOR DOES NOT MAKE, HAS NOT MADE, NOR SHALL BE DEEMED TO MAKE OR HAVE MADE, ANY WARRANTY OR REPRESENTATION, EITHER EXPRESS OR IMPLIED, WRITTEN OR ORAL, WITH RESPECT TO THE EQUIPMENT LEASED UNDER THIS AGREEMENT OR ANY COMPONENT THEREOF, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY AS TO DESIGN, COMPLIANCE WITH SPECIFICATIONS, QUALITY OF MATERIALS OR WORKMANSHIP, MERCHANTABILITY, FITNESS FOR ANY PURPOSE, USE OR OPERATION, SAFETY, PATENT, TRADEMARK OR COPYRIGHT INFRINGEMENT, OR TITLE. All such risks, as between Lessor and Lessee, are to be borne by Lessee. Without limiting the foregoing, Lessor shall have no responsibility or liability to Lessee or any other person with respect to any of the following; (i) any liability, loss or damage caused or alleged to be caused directly or indirectly by any Equipment, any inadequacy thereof, any deficiency or defect (latent or otherwise) of the Equipment, or any other circumstance in connection with the Equipment; (ii) the use, operation or performance of any

Equipment or any risks relating to it; (iii) any interruption of service, loss of business or anticipated profits or consequential damages; or (iv) the delivery, operation, servicing, maintenance, repair, improvement or replacement of any Equipment. If, and so long as, no default exists under this Agreement, Lessee shall be, and hereby is, authorized during the Term of any Lease to assert and enforce whatever claims and rights Lessor may have against any Supplier of the Equipment leased hereunder at Lessee's sole cost and expense, in the name of and for the account of Lessor and/or Lessee, as their interests may appear.

16. REPRESENTATIONS, WARRANTIES AND COVENANTS OF LESSEE:

(a) Lessee makes each of the following representations and warranties to Lessor on the date hereof and on the Lease Commencement Date.

(i) Lessee has adequate power and capacity to enter into, and perform under, this Agreement and all related documents (together, the **"Documents"**). Lessee is duly qualified to do business wherever necessary to carry on its present business and operations, including the jurisdiction(s) where the Equipment is or is to be located.

(ii) The Documents have been duly authorized, executed and delivered by Lessee and constitute valid, legal and binding agreements, enforceable in accordance with their terms, except to the extent that the enforcement of remedies may be limited under applicable bankruptcy and insolvency laws.

(iii) No approval, consent or withholding of objections is required from any governmental authority or entity with respect to the entry into or performance by Lessee of the Documents except such as have already been obtained.

(iv) The entry into and performance by Lessee of the Documents do not, and will not: (i) violate any judgment, order, law or regulation applicable to Lessee or any provision of Lessee's organizational documents; or (ii) result in any breach of, constitute a default under or result in the creation of any lien, charge, security interest or other encumbrance upon any Equipment pursuant to any indenture, mortgage, deed of trust, bank loan or credit agreement or other instrument (other than this Agreement) to which Lessee is a party.

(v) There are no suits or proceedings pending or threatened in court or before any commission, board or other administrative agency against or affecting Lessee, which if decided against Lessee will have a material adverse effect on the ability of Lessee to fulfill its obligations under this Agreement.

(vi) Each financial statement delivered to Lessor has been prepared in accordance with generally accepted accounting principles consistently applied. Since the date of the most recent financial statement, there has been no material adverse change.

(vii) Lessee's exact legal name is as set forth in the first sentence of this Agreement.

(b) Lessee hereby covenants to Lessor that at all times during the Term of any Lease:

(i) The Equipment accepted under any Certificate of Acceptance is and will remain tangible personal property.

(ii) Lessee is and will be at all times validly existing and in good standing under the laws of its state of incorporation or organization (specified in the first sentence of this Agreement).

(iii) The Equipment will at all time be used for commercial or business purposes.

(iv) Lessee shall not consolidate or reorganize (other than any internal reorganization or consolidation that does not change the legal entity status of the Lessee) or merge with any other corporation or entity, or sell, convey, transfer or lease all or substantially all of its property during the Term of any Lease, without the prior written consent of Lessor, which shall not be unreasonably withheld. Lessee acknowledges that with respect to the prior written consent of Lessor referred to in this Section 16(b)(iv), Lessor shall not be deemed to have unreasonably withheld its consent if: (A) in Lessor's reasonable opinion, there is expected to be any adverse change in the creditworthiness of Lessee or any Guarantor or (as the case may be) any proposed successor lessee or successor guarantor, (B) in Lessor's reasonable opinion, there is expected to be any adverse affect on the Equipment, Lessor's interest therein or any related Tax Benefits, (C) at the time of Lessee's request, Lessee is subject to an Event of Default or an event that with the giving of notice or passage of time or both would constitute an Event of Default, (D) any such proposed successor entity or new controlling entity fails to meet Lessor's compliance screening standards then in effect (e.g., "Patriot Act"), or (E) Lessor fails to receive, in form and substance satisfactory to Lessor, any transfer and assumption agreement, new or amended financing statements, or other documents and instruments that may be required by Lessor in connection with such request.

(v) Lessee shall maintain all books and records (including any computerized maintenance records) pertaining to the Equipment during the Term of any Lease in accordance with applicable rules and regulations.

(vi) Lessee is and will remain in full compliance with all laws and regulations applicable to it including, without limitation, (i) ensuring that no person who owns a controlling interest in or otherwise controls Lessee is or shall be (Y) listed on the Specially Designated Nationals and Blocked Person List maintained by the Office of Foreign Assets Control (**"OFAC"**), Department of the Treasury, and/or any other similar lists maintained by OFAC pursuant to any authorizing statute, Executive Order or regulation or (Z) a person designated under Section 1(b), (c) or (d) of Executive Order No. 13224 (September 23, 2001), any related enabling legislation or any other similar Executive Orders, and (ii) compliance with all applicable Bank Secrecy Act (**"BSA"**) laws, regulations and government guidance on BSA compliance and on the prevention and detection of money laundering violations.

17. EARLY TERMINATION:

(a) On or after the First Termination Date (specified in the applicable Schedule), Lessee may, so long as no Event of Default (or event or circumstance which with the giving of notice or passage of time or both, would result in an Event of Default) exists and no Casualty Occurrence has occurred, terminate this Agreement as to all (but not less than all) of the Equipment on such Schedule as of a rent payment date (**"Termination Date"**). Lessee must give Lessor at least ninety (90) days', but no more than one hundred eighty (180) days' prior written notice of the termination.

(b) Lessee shall, and Lessor shall have the right to, solicit cash bids for the Equipment on an AS IS, WHERE IS BASIS without recourse to or warranty from Lessor, express or implied (**"AS IS BASIS"**). Prior to the Termination Date, Lessee shall (i) certify to Lessor any bids received by Lessee and (ii) pay to Lessor (1) the Termination Value (calculated as of the Rent due on the Termination Date) for the Equipment, and (2) all Rent and other sums due and unpaid as of the Termination Date.

(c) If all amounts due hereunder have been paid on the Termination Date, Lessor shall (i) sell the Equipment on an AS IS BASIS for cash to the highest bidder and (ii) refund the proceeds of such sale (net of any related expenses) to Lessee up to the amount of the Termination Value. If such sale is not consummated, no termination shall occur and Lessor shall refund the Termination Value (less any expenses incurred by Lessor) to Lessee.

(d) Notwithstanding the foregoing, Lessor shall have the right to elect by written notice, at any time prior to the Termination Date, not to sell the Equipment. In that event, on the Termination Date Lessee shall (i) return the Equipment (in accordance with Section 10) and (ii) pay to Lessor an amount equal to the sum of (x) the Termination Value (calculated as of the Termination Date) for the Equipment as required under Section 17(b)(ii)(1) above less the amount of the highest bid certified by Lessee to Lessor, plus (y) all Rent and other amounts due and unpaid as of the Termination Date as required under Section 17(b)(ii)(2) above.

18. END OF LEASE PURCHASE OPTION:

(a) On the expiration of any Lease, Lessee may, so long as no Event of Default (or event or circumstance which with the giving of notice or passage of time or both, would result in an Event of Default) exists thereunder, and such Lease has not been earlier cancelled or terminated, purchase all (but not less than all) of the Equipment set forth in any Schedule on an AS IS BASIS for cash equal to its then Fair Market Value (plus all applicable sales taxes). Lessee must notify Lessor of its intent to purchase the Equipment in writing at least one hundred eighty (180) days prior to the expiration date of such Lease. If Lessee is in default, or if the Lease or this Agreement has already been cancelled or terminated, Lessee may not purchase the Equipment.

(b) "Fair Market Value" shall mean the price that a willing buyer (who is neither a lessee in possession nor a used equipment dealer) would pay for the Equipment in an arm's-length transaction to a willing seller under no compulsion to sell. In determining the Fair Market Value, (i) the Equipment shall be assumed to be in the condition in which it is required to be maintained and returned under the Lease, (ii) if the Equipment is installed it shall be valued on an installed basis, and (iii) the costs of removal of the Equipment from current location shall not be a deduction from the value of the Equipment. If Lessor and Lessee are unable to agree on the Fair Market Value at least one hundred thirty-five (135) days prior to the expiration of the Lease, Lessor shall appoint an independent appraiser (reasonably acceptable to Lessee) to determine Fair Market Value, at Lessee's sole cost, and such independent appraiser's determination shall be final, binding and conclusive.

(c) Lessee shall be deemed to have waived this option unless it provides Lessor with written notice of its irrevocable election to exercise the same within fifteen (15) days after Fair Market Value is told to Lessee.

19. MISCELLANEOUS:

(a) LESSEE AND LESSOR UNCONDITIONALLY WAIVE THEIR RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY OF THE RELATED DOCUMENTS, ANY DEALINGS BETWEEN LESSEE AND LESSOR RELATING TO THE SUBJECT MATTER OF THIS TRANSACTION OR ANY RELATED TRANSACTIONS, AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED BETWEEN LESSEE AND LESSOR. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT. THIS WAIVER IS IRREVOCABLE. THIS WAIVER MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING. THE WAIVER ALSO SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT, ANY RELATED DOCUMENTS, OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THIS TRANSACTION OR ANY RELATED TRANSACTION. THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

(b) The Equipment shall remain Lessor's property unless Lessee purchases the Equipment from Lessor in accordance with the terms hereof, and until such time Lessee shall only have the right to use the Equipment as a lessee. Any cancellation or termination by Lessor of this Agreement, any Schedule, supplement or amendment hereto, or the lease of any Equipment hereunder shall not release Lessee from any then outstanding obligations to Lessor hereunder. All Equipment shall at all times remain personal property of Lessor even though it may be attached to real property. The Equipment shall not become part of any other property by reason of any installation in, or attachment to, other real or personal property.

(c) Time is of the essence of this Agreement. Lessor's failure at any time to require strict performance by Lessee of any of the provisions hereof shall not waive or diminish Lessor's right at any other time to demand strict compliance with this Agreement and any Lease. Lessor may correct patent errors and fill in all blanks in the Documents consistent with the agreement of the parties. Lessee will promptly, upon Lessor's request and at Lessee's sole cost and expense, execute, or otherwise authenticate, any document, record or instrument necessary or expedient for filing, recording or perfecting the interest of Lessor or to carry out the intent of this Agreement and any Lease (including filings to evidence amendments to this Agreement and any Lease, and acknowledgments of assignments), and will take such further action as Lessor may reasonably request in order to carry out more effectively the intent and purposes of this Agreement and any Lease and to establish Lessor's rights and remedies under this Lease, or otherwise with respect to the Equipment. In addition, Lessee hereby authorizes Lessor to file a financing statement and amendments thereto describing the Equipment described in any and all Schedules now and hereafter executed pursuant hereto and adding any other collateral described therein and containing any other information required by the applicable Uniform Commercial Code. Lessee irrevocably grants to Lessor the power to sign Lessee's name and generally to act on behalf of Lessee to execute and file financing statements and other documents pertaining to any or all of the Equipment. Lessee hereby ratifies its prior authorization for Lessor to file financing statements and amendments thereto describing the Equipment and containing any other information required by any applicable law (including without limitation the Uniform Commercial Code) if filed prior to the date hereof. If and to the extent that this Agreement or a Schedule is deemed a security agreement, Lessee hereby grants to Lessor a first priority security interest in the Equipment, together with all additions, attachments, accessories and accessions thereto whether or not furnished by Supplier of the Equipment and any and all substitutions, upgrades, replacements or exchanges therefor, and any and all insurance and/or other proceeds of the property in and against which a security interest is granted hereunder. This security interest is given to secure the payment and performance of all debts, obligations and liabilities of any kind whatsoever of Lessee to Lessor, now existing or arising in the future under this Agreement or any Schedules hereto, and any renewals, extensions and modifications of such debts, obligations and liabilities. All notices required to be given hereunder shall be deemed adequately given if delivered by hand, or sent by registered or certified mail to the addressee at its address stated herein, or at such other place as such addressee may have designated in writing. This Agreement and any Schedules and Annexes thereto constitute the entire agreement of the parties with respect to the subject matter hereof. NO VARIATION OR MODIFICATION OF THIS AGREEMENT OR ANY WAIVER OF ANY OF ITS PROVISIONS OR CONDITIONS, SHALL BE VALID UNLESS IN WRITING AND SIGNED BY AN AUTHORIZED REPRESENTATIVE OF THE PARTIES HERETO.

(d) If Lessee does not comply with any provision of this Agreement, Lessor shall have the right, but shall not be obligated, to effect such compliance, in whole or in part. All reasonable amounts spent and obligations incurred or assumed by Lessor in effecting such compliance shall constitute additional rent due to Lessor. Lessee shall pay the additional rent within five (5) days after the date Lessor sends notice to Lessee requesting payment. Lessor's effecting such compliance shall not be a waiver of Lessee's default.

(e) Any provisions in this Agreement and any Schedule that are in conflict with any statute, law or applicable rule shall be deemed omitted, modified or altered to conform thereto.

(f) Lessee hereby irrevocably authorizes Lessor to adjust the Capitalized Lessor's Cost up or down by no more than ten percent (10%) within each Schedule to account for equipment change orders, equipment returns, invoicing errors, and similar matters. Lessee acknowledges and agrees that the rent shall be adjusted as a result of the change in the Capitalized Lessor's Cost. Lessor shall send Lessee a written notice stating the final Capitalized Lessor's Cost, if it has changed.

(g) THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CONNECTICUT (WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES OF SUCH STATE), INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, REGARDLESS OF THE LOCATION OF THE EQUIPMENT. LESSEE IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF CONNECTICUT TO HEAR AND DETERMINE ANY SUIT, ACTION OR PROCEEDING AND TO SETTLE ANY DISPUTES, WHICH MAY ARISE OUT OF OR IN CONNECTION HEREWITH (COLLECTIVELY, THE **"PROCEEDINGS"**), AND LESSEE FURTHER IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO REMOVE ANY SUCH PROCEEDINGS FROM ANY SUCH COURT (EVEN IF REMOVAL IS SOUGHT TO ANOTHER OF THE ABOVE-NAMED COURTS). LESSEE IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MIGHT NOW OR HEREAFTER HAVE TO THE ABOVE-NAMED COURTS BEING NOMINATED AS THE EXCLUSIVE FORUM TO HEAR AND DETERMINE ANY SUCH PROCEEDINGS AND AGREES NOT TO CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON WHATSOEVER, THAT IT OR ITS PROPERTY IS IMMUNE FROM LEGAL PROCESS FOR ANY REASON WHATSOEVER, THAT ANY SUCH COURT IS NOT A CONVENIENT OR APPROPRIATE FORUM IN EACH CASE WHETHER ON THE GROUNDS OF VENUE OR FORUM NON-CONVENIENS OR OTHERWISE.   LESSEE ACKNOWLEDGES THAT BRINGING ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY COURT OTHER THAN THE COURTS SET FORTH ABOVE WILL CAUSE IRREPARABLE HARM TO LESSOR WHICH COULD NOT ADEQUATELY BE COMPENSATED BY MONETARY DAMAGES, AND, AS SUCH, LESSEE AGREES THAT, IN ADDITION TO ANY OF THE REMEDIES TO WHICH LESSOR MAY BE ENTITLED AT LAW OR IN EQUITY, LESSOR WILL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS (WITHOUT THE POSTING OF ANY BOND AND WITHOUT PROOF OF ACTUAL DAMAGES) TO ENJOIN THE PROSECUTION OF ANY SUCH PROCEEDINGS IN ANY OTHER COURT. Notwithstanding the foregoing, each of Lessee and Lessor shall have the right to apply to a court of competent jurisdiction in the United States or abroad for equitable relief as is necessary to preserve, protect and enforce their rights under this Agreement and any Lease, including but not limited to orders of attachment or injunction necessary to maintain the status quo pending litigation or to enforce judgments against Lessee, any Guarantor or the Equipment or to gain possession of the Equipment.

(h) Any cancellation or termination by Lessor, pursuant to the provisions of this Agreement, any Schedule, supplement or amendment hereto, of the lease of any Equipment hereunder, shall not release Lessee from any then outstanding obligations to Lessor hereunder.

(i) To the extent that any Schedule would constitute chattel paper, as such term is defined in the Uniform Commercial Code as in effect in any applicable jurisdiction, no security interest therein may be created through the transfer or possession of this Agreement in and of itself without the transfer or possession of the original of a Schedule executed pursuant to this Agreement and incorporating this Agreement by reference; and no security interest in this Agreement and a Schedule may be created by the transfer or possession of any counterpart of the Schedule other than the original thereof, which shall be identified as the document marked "Original" and all other counterparts shall be marked "Duplicate".

(j) This Agreement and any amendments, waivers, consents or supplements hereto or in connection herewith may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Delivery of an executed signature page of this Agreement or any delivery contemplated hereby by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart thereof.

(k) Each party hereto agrees to keep confidential, the terms and provisions of the Documents and the transactions contemplated hereby and thereby (collectively, the **"Transactions"**); provided that either party may disclose the terms and provisions of the Documents and transactions contemplated hereby and thereby (collectively, **"Confidential Information"**) (i) to its or its controlling entities' employees, officers, directors, agents, consultants, auditors, attorneys and accountants, (ii) if it is reasonably believed by it to be compelled by any court decree, subpoena or other legal or administrative order or process, (iii) on the advice of its counsel, otherwise required by law or necessary or appropriate in connection with any litigation or other proceeding to which it or its affiliates is a party, or (iv) which becomes available to such party from a third party on a non-confidential basis. Notwithstanding the foregoing, the obligations of confidentiality contained herein, as they relate to the Transactions, shall not apply to the federal tax structure or federal tax treatment of the Transactions, and each party hereto (and any employee, representative, or agent of any party hereto) may disclose to any and all persons, without limitation of any kind, the federal tax structure and federal tax treatment of the Transactions. The preceding sentence is intended to cause each Transaction to be treated as not having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the Internal Revenue Code of 1986, as amended, and shall be construed in a manner consistent with such purpose. In addition, each party hereto acknowledges that it has no proprietary or exclusive rights to the federal tax structure of the Transactions or any federal tax matter or federal tax idea related to the Transactions.

(l) Lessee hereby acknowledges and agrees that Lessor reserves the right to impose fees or charges for returned checks and certain optional services that Lessor may offer or provide to Lessee during the term of this Agreement. Lessor will notify Lessee the amount of the applicable fee or charge if Lessee requests such optional services. In addition, Lessor may make available to Lessee a schedule of fees or charges for such optional services from time to time or upon demand, provided, however, that such fees and charges are subject to change in Lessor's sole discretion without notice to Lessee.

(m)   Lessee hereby acknowledges that it has not received or relied on any legal, tax, financial or accounting advice from Lessor and that Lessee has had the opportunity to seek advice from its own advisors and professionals in that regard.

IN WITNESS WHEREOF, Lessee and Lessor have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

LESSOR: LESSEE:
General Electric Capital Corporation   **Masland Carpets, LLC**

By: /s/ Mark E. Frankel   By: /s/ Gary A. Harmon

Name: Mark E. Frankel   Name: Gary A. Harmon

Title: Operations Analyst   Title: President and Chief Manager

Exhibit 10.02

LEAS8760

MACHINE TOOLS EQUIPMENT SCHEDULE
SCHEDULE NO. 001
DATED THIS ___August 21, 2009___
TO MASTER LEASE AGREEMENT
DATED AS OF ___August 21, 2009___

Lessor & Mailing Address: **Lessee & Mailing Address:**

General Electric Capital Corporation   Masland Carpets, LLC
10 Riverview Drive   2208 S. Hamilton Street
Danbury, CT 06810-6268   Dalton, GA 30721

This Schedule is executed pursuant to, and incorporates by reference the terms and conditions of, and capitalized terms not defined herein shall have the meanings assigned to them in, the Master Lease Agreement identified above (**"Agreement"** said Agreement and this Schedule being collectively referred to as **"Lease"**). This Schedule, incorporating by reference the Agreement, constitutes a separate instrument of lease.

A.   Equipment: Subject to the terms and conditions of the Lease, Lessor agrees to lease to Lessee the Equipment described below (the **"Equipment"**).

Number of Units	Capitalized Lessor's Cost	Manufacturer	Serial Number	Model and Type of Equipment
1	$1,479,206.00	Tuftco	674702339-LLC	2009 165 Velva Loop/Level Loop Cut Tufting Machine
1	$1,473,879.49	Tuftco	665972329-LLC	2008 165 Split Cam, 1/10 Guage, Staggered Needle, Level Loop Cut Tufting Machine

Equipment immediately listed above is located at: 209 Carpet Drive, Atmore, Escambia County, AL 36502

1	$1,627,468.00	Tuftco	674982358-A	2009 175 Colortron Cut Pile Tufting Machine

Equipment immediately listed above is located at: 3641 Highway 411 North, Chatsworth, Murray County, GA 30705

and including all Purchase Orders, additions, attachments, accessories and accessions thereto, and any and all substitutions, upgrades, replacements or exchanges therefor, and all insurance and/or other proceeds thereof.

B.   Financial Terms

1.   Advance Rent (if any): **Not Applicable**
2.   Capitalized Lessor's Cost: **$ 4,580,553.49**
3.   Basic Term (No. of Months): **60** Months.
4.   Basic Term Lease Rate Factor: **0.01563922**

5.   Basic Term Commencement Date: 9/1/09
6.   Lessee Federal Tax ID No.: **020739755**
7.   Last Delivery Date: **August 21, 2009****
8.   Daily Lease Rate Factor: **0.00025000**

** Conditions Precedent to Leasing/Funding: All of the terms and conditions set forth in this Lease are subject to the satisfaction of all the following conditions precedent no later than the Last Delivery Date, each in form and substance satisfactory to Lessor at its sole discretion: (i) all of the conditions precedent set forth in the Agreement (including Section 1 thereof), this Schedule and the other Documents relating to this Schedule; (ii) no Event of Default or event which with the passage of time or the giving of notice would become an Event of Default has occurred under the Agreement; (iii) as of the Last Delivery Date, there will have been, since the date that this Schedule is delivered to the Lessee for execution, no adverse change (as determined by Lessor in its sole discretion) in the business prospects or projections, operations, management, financial or other conditions of the Lessee, any affiliate of Lessee, any

Guarantor, or any other party to whom Lessor may have recourse in regard to this Lease, or in the industry in which Lessee or Guarantor or such other party operates, or a change in control of any one of the aforesaid parties; and (iv) the absence, during the period from the date that this Schedule is delivered to the Lessee for execution to the Last Delivery Date, of any disruption of, or adverse change in, the leasing or lending market, leasing or loan syndication, or financial, banking or capital markets conditions. If any such condition precedent is not so satisfied by the Last Delivery Date, Lessor shall have no obligation to proceed with the transactions contemplated under this Schedule or any other Documents related to this Schedule.

9. First Termination Date: **Thirty-six** (**36**) months after the Basic Term Commencement Date**.**

10. Interim Rent: For the period from and including the Lease Commencement Date to but not including the Basic Term Commencement Date (**"Interim Period"**), Lessee shall pay as rent (**"Interim Rent"**) for each unit of Equipment, the product of the Daily Lease Rate Factor times the Capitalized Lessor's Cost of such unit times the number of days in the Interim Period. Interim Rent shall be due on **8/31/09 .**

11. Basic Term Rent. Commencing on **10/1/09**   and on the same day of each month thereafter (each, a **"Rent Payment Date"**) during the Basic Term, Lessee shall pay as rent (**"Basic Term Rent"**) the product of the Basic Term Lease Rate Factor times the Capitalized Lessor's Cost of all Equipment on this Schedule.

12. Tax Administration Fee. As compensation for Lessor's internal and external costs in the administration of Taxes related to each unit of Equipment, Lessee agrees to pay Lessor a tax administrative fee equal to $12 per unit of Equipment per year during the Lease Term of such unit of Equipment, not to exceed the maximum permitted by applicable law ("Tax Administration Fee"). The Tax Administrative Fee (at Lessor's sole discretion) may be increased by an amount not exceeding 10% thereof for each subsequent year of the Lease Term to reflect Lessor's increased cost of administration and Lessor will notify Lessee of any such increase by indicating such increased amount in the relevant invoice or in such other manner as Lessor deems appropriate.

C. **Tax Benefits**   Depreciation Deductions:

1. Depreciation method is the 200% declining balance method, switching to straight line method for the 1st taxable year for which using the straight line method with respect to the adjusted basis as of the beginning of such year will yield a larger allowance.
2. Recovery Period: **5 years**.

3. Basis: 100 % of the Capitalized Lessor's Cost.

D. **Property Tax**

APPLICABLE TO EQUIPMENT LOCATED IN ALABAMA AND GEORGIA: Lessee agrees that it will not list any of such Equipment for property tax purposes or report any property tax assessed against such Equipment until otherwise directed in writing by Lessor. Upon receipt of any property tax bill pertaining to such Equipment from the appropriate taxing authority, Lessor will pay such tax and will invoice Lessee for the expense. Upon receipt of such invoice, Lessee will promptly reimburse Lessor for such expense.

Lessor may notify Lessee (and Lessee agrees to follow such notification) regarding any changes in property tax reporting and payment responsibilities.

E. **Article 2A Notice**

IN ACCORDANCE WITH THE REQUIREMENTS OF ARTICLE 2A OF THE UNIFORM COMMERCIAL CODE AS ADOPTED IN THE APPLICABLE STATE, LESSOR HEREBY MAKES THE FOLLOWING DISCLOSURES TO LESSEE PRIOR TO EXECUTION OF THE LEASE, (A) THE PERSON(S) SUPPLYING THE EQUIPMENT IS MASLAND CARPETS, LLC (THE **"SUPPLIER(S)"**), (B) LESSEE IS ENTITLED TO THE PROMISES AND WARRANTIES, INCLUDING THOSE OF ANY THIRD PARTY, PROVIDED TO THE LESSOR BY SUPPLIER(S), WHICH IS SUPPLYING THE EQUIPMENT IN CONNECTION WITH OR AS PART OF THE CONTRACT BY WHICH LESSOR ACQUIRED THE EQUIPMENT AND (C) WITH RESPECT TO SUCH EQUIPMENT, LESSEE MAY COMMUNICATE WITH SUPPLIER(S) AND RECEIVE AN ACCURATE AND COMPLETE STATEMENT OF SUCH PROMISES AND WARRANTIES, INCLUDING ANY DISCLAIMERS AND LIMITATIONS OF THEM OR OF REMEDIES. TO THE EXTENT PERMITTED BY APPLICABLE LAW, LESSEE HEREBY WAIVES ANY AND ALL RIGHTS AND REMEDIES CONFERRED

UPON A LESSEE IN ARTICLE 2A AND ANY RIGHTS NOW OR HEREAFTER CONFERRED BY STATUTE OR OTHERWISE WHICH MAY LIMIT OR MODIFY ANY OF LESSOR'S RIGHTS OR REMEDIES UNDER THE DEFAULT AND REMEDIES SECTION OF THE AGREEMENT.

F.   Stipulated Loss and Termination Value Table*

Rental Basic	Termination Value Percentage	Stipulated Loss Value Percentage	Rental	Termination Value Percentage	Stipulated Loss Value Percentage
1		106.654	31		70.344
2		105.681	32		69.017
3		104.674	33		67.551
4		103.657	34		66.199
5		102.629	35		64.833
6		101.588	36		63.323
7		100.529	37	59.817	61.930
8		99.451	38	58.458	60.523
9		98.354	39	56.732	58.748
10		97.238	40	55.020	56.987
11		96.150	41	53.612	55.531
12		94.962	42	52.189	54.060
13		93.889	43	50.665	52.487
14		92.807	44	49.213	50.987
15		91.410	45	47.642	49.368
16		90.190	46	46.164	47.841
17		88.956	47	44.670	46.299
18		87.709	48	43.060	44.640
19		86.449	49	41.544	43.077
20		85.195	50	40.017	41.500
21		83.887	51	38.194	39.630
22		82.684	52	36.384	37.772
23		81.482	53	34.817	36.156
24		80.119	54	33.238	34.528
25		78.891	55	31.647	32.889
26		77.652	56	30.047	31.240
27		75.994	57	28.435	29.580
28		74.480	58	26.813	27.910
29		73.079	59	25.178	26.227
30		71.762	60	23.595	24.595

*The Stipulated Loss Value or Termination Value for any unit of Equipment shall be the Capitalized Lessor's Cost of such unit multiplied by the appropriate percentage derived from the above table. In the event that the Lease is for any reason extended, then the last percentage figure shown above shall control throughout any such extended term.

G.   Modifications and Additions for This Schedule Only

For purposes of this Schedule only, the Agreement is amended as follows:

1. **EQUIPMENT SPECIFIC PROVISIONS**

RETURN PROVISIONS: In addition to the provisions of Section X ("Return of Equipment") of this lease, Lessee shall, at its expense:

Provide to Lessor at least two hundred forty (240) days prior to lease termination a detailed inventory of all components of the Equipment with consideration to the conditions set forth in Section VII ("Service") of the Lease. The inventory should include but not be limited to: (1) a detailed listing of all items of the Equipment by both the model and serial number for all components comprising this Lease Agreement.

Ensure that the Equipment is returned to lessor as follows: (1) all operating and application specific software used to control the machine will be updated to the most current release available from the manufacturer; (2) all batteries for control memories must be fully charged; (3) any tooling and/or grinding wheels returned to Lessor at lease termination should be identical those on the original invoice;

At least one hundred eighty (180) days prior to lease termination: (1) and upon receiving reasonable notice by Lessor, make the Equipment available for operational inspections (where applicable) by potential purchasers; (2) cause the Manufacturer(s), or other persons expressly authorized by the Manufacturer and/or Lessor, to inspect, examine and test all material and workmanship to ensure the Equipment is operating within the manufacturer's specifications; (3) provide to Lessor a written report from the authorized inspector detailing said inspection and condition of the Equipment; (4) if during such inspection, examination and test, the authorized inspector finds any of the material or workmanship to be defective or the equipment not operating within the manufacturer's specifications, then Lessee shall repair or replace such defective material and, after corrective measures are completed Lessee will provide for another inspection of the equipment by the authorized inspector as outlined above.

At least one hundred twenty (120) days prior to lease termination and upon request by Lessor provide, or cause the Vendor(s) to provide to Lessor, the following documents: (1) one set of service and operating manuals including replacements and/or additions hereto, such that all documentation is completely up to date; (2) one set of documents detailing equipment configuration , operating requirements, maintenance records, and other technical data concerning the set-up and operation of the Equipment including replacements and additions thereto, such that all documentation is completely up to date.

Provide for the deinstallation, packing and transporting of the Equipment to include, but not limited to the following: (1) the manufacturer's representative shall de-install all Equipment (including all wire, cable and mounting hardware); (2) all process fluids shall be removed from the Equipment and disposed of in accordance with then current waste disposal laws and regulations including regulations specified by the EPA and related government agencies; (3) dismantling and handling is to be done per the original manufacturer's specifications or normal industry accepted practices for new machines must be followed. Any special transportation devices such as metal skids, lifting slings, brackets, etc., which were with the machine when it originally arrived must be used; (4) all keys belonging to the Equipment are to be wired together and secured to a major component of the machine; (5) Lessee shall transport the Equipment in a manner consistent with the manufacturer's recommendations and practices.

Obtain and pay for a policy of transit insurance for the delivery period in an amount equal to the replacement value of the Equipment with the Lessor named as loss payee on all such policies of insurance, and provide transportation to not more than 2 locations in the continental United States, Canada and Mexico, as selected by Lessor.

Provide safe, secure storage for the Equipment for a period of up to one hundred eighty (180) days after expiration or early termination of the Lease at an accessible location satisfactory to Lessor.

Provide that all Equipment will be cleaned and cosmetically acceptable (free from all Lessee installed markings), and in such condition so that it may be immediately installed and placed into use in a similar operating environment.

Ensure all Equipment and equipment operations conform to all applicable local, state, Environmental Protection Agency ("EPA"), and federal laws, health and safety guidelines.

Upon lease termination, all of the Equipment to be free of any hazardous or toxic materials, or any materials which may be regulated under any and all applicable environmental laws, rules or regulations ("Hazardous Substances"). Without limiting the generality of the foregoing, Lessee represents, warrants and covenants that none of the Equipment will be contaminated with Hazardous Substances in the form of polychlorinated biphenyls ("PCBs") in surface concentrations greater than $10\mu g/100cm^2$, and none of the Equipment shall contain fluids having concentrations of Hazardous Substances in the form of PCBs in excess of 1 part per million. Lessee agrees to furnish to Lessor documentary evidence confirming such condition prepared by a qualified testing laboratory satisfactory to Lessor.

Be responsible for the cost of all repairs, alterations, inspections, appraisals, storage charges, insurance costs, demonstration costs, and other related costs necessary to place the Equipment in such condition as to be in complete compliance with this Lease.

Lessor has the right to attempt resale of the Equipment from Lessee's plant with the Lessee's full cooperation and assistance, for a period of one hundred eighty (180) days from Lease expiration. During this period, the equipment must remain operational with the necessary electrical power, lighting, heat, water, lubricating fluids, air pollution controls and compressed air necessary to maintain and demonstrate the equipment to any potential buyer. Lessor also has the right to conduct an on sight public auction for the purpose of selling the equipment. While the equipment is located at the Lessee's facility, the lessor will not be charged any storage fees for a period of one hundred eighty (180) days.

The Lessor at his sole discretion may, from time to time, inspect the Equipment at the Lessor's sole expense. If any discrepancies are found as they pertain to the general condition of the Equipment, the Lessor will communicate these discrepancies to the Lessee in writing. The Lessee shall have thirty (30) days to rectify these discrepancies at his sole expense. The Lessee should pay all expenses for the re-inspection by the Lessor appointed expert, if corrective measures are required.

2. **LEASE TERM OPTIONS**

Early Lease Term Options

The Lease is amended by adding the following thereto:

EARLY PURCHASE OPTION:

(a) So long as the Lease has not been earlier terminated and provided further that an Event of Default has not occurred and is continuing under the Lease or any other agreement between Lessor and Lessee, Lessee may, UPON AT LEAST THIRTY (30) BUT NO MORE THAN TWO HUNDRED SEVENTY (270) DAYS' PRIOR WRITTEN NOTICE TO LESSOR OF LESSEE'S IRREVOCABLE ELECTION TO EXERCISE THIS OPTION, purchase on an AS IS BASIS all (but not less than all) of the Equipment listed and described in this Schedule on any of the rent payment dates (each an "Early Purchase Date") which is listed below at the price equal to the percent of the Capitalized Lessor's Cost listed below (each a "FMV Early Option Price"), plus all applicable sales taxes:

# of Months from the Basic Term Commencement Date	Percent of the Capitalized Lessor's Cost
Thirty-six (36)	Fifty-Seven and 607/1000 percent (57.607%)
Fourty-Eight(48)	Thirty-Nine and 880/1000 percent (39.880%)

Lessor and Lessee agree that the FMV Early Option Price is a reasonable prediction of the Fair Market Value (as such term is defined in the END OF LEASE PURCHASE OPTION Section subsection (b) of the Lease hereof) of the Equipment at the time the option is exercisable. Lessor and Lessee agree that if Lessee makes any non-severable improvement to the Equipment which increases the value of the Equipment and is not required or permitted by the MAINTENANCE Section or the RETURN OF EQUIPMENT Section of the Lease prior to lease expiration, then at the time of such option being exercised, Lessor and Lessee shall adjust the purchase price to reflect any addition to the price anticipated to result from such improvement. (Each purchase option granted by this subsection shall be referred to herein as an "Early Purchase Option".)

(b) If Lessee exercises its Early Purchase Option with respect to the Equipment leased hereunder, then on the Early Purchase Option Date, Lessee shall pay to Lessor any Rent and other sums due and unpaid on the Early Purchase Option Date and Lessee shall pay the FMV Early Option Price, plus all applicable sales taxes, to Lessor in cash.

H.   Payment Authorization

You are hereby irrevocably authorized and directed to deliver and apply the proceeds due under this Schedule as follows:

Company Name	Address	Amount

Tuftco-Tufting Machine Division	P.O. Box 3009 Chattanooga, TN 37404	$3,106,674.00

Wire Instructions:
First Tennessee Bank NA
Memphis, TN
Routing No: 084000026
Account No: 172711253

The Dixie Group, Inc.	2208 S. Hamilton Street Dalton, GA 30721	$99,713.44

Wire Instructions:
Bank of America N.A.
New York, NY
Beneficiary: Dixie Group Blocked Depository
Routing No: 026009593
Account No: 94292-24753

General Electric Capital Corporation Security Deposit on Account 5884164-001	10 Riverview Drive Danbury, CT 06810	$1,374,166.05

This authorization and direction is given pursuant to the same authority authorizing the above-mentioned financing.

Pursuant to the provisions of the lease, as it relates to this Schedule, Lessee hereby certifies and warrants that (i) all Equipment listed above has been delivered and installed (if applicable) as of the date stated above, and copies of the Bill(s) of Lading or other documentation acceptable to Lessor which show the date of delivery are attached hereto; (ii) Lessee has inspected the Equipment, and all such testing as it deems necessary has been performed by Lessee, Supplier or the manufacturer; and (iii) Lessee accepts the Equipment for all purposes of the Lease, the purchase documents and all attendant documents.

Lessee does further certify that as of the date hereof (i) Lessee is not in default under the Lease; (ii) the representations and warranties made by Lessee pursuant to or under the Lease are true and correct on the date hereof and (iii) Lessee has reviewed and approves of the purchase documents for the Equipment, if any.

Except as expressly modified hereby, all terms and provisions of the Agreement shall remain in full force and effect. This Schedule is not binding or effective with respect to the Agreement or Equipment until executed on behalf of Lessor and Lessee by authorized representatives of Lessor and Lessee, respectively.

IN WITNESS WHEREOF, Lessee and Lessor have caused this Schedule to be executed by their duly authorized representatives as of the date first above written.

LESSOR: LESSEE:

General Electric Capital Corporation   **Masland Carpets, LLC**

By: /s/ Mark E. Frankel   By: /s/ Gary A. Harmon

Name: Mark E. Frankel   Name: Gary A. Harmon
Title: Operations Analyst   Title: President and Chief Manager

CORPORATE GUARANTY

Date: **August 21, 2009**

General Electric Capital Corporation
10 Riverview Drive
Danbury, CT 06810-6268

To induce you to enter into, purchase or otherwise acquire, now or at any time hereafter, any promissory notes, security agreements, chattel mortgages, pledge agreements, conditional sale contracts, lease agreements, and/or any other documents or instruments evidencing, or relating to, any lease, loan, extension of credit or other financial accommodation (collectively **"Account Documents"** and each an **"Account Document"**) to **Masland Carpets, LLC**, a limited liability company organized and existing under the laws of the State of Georgia (**"Customer"**), but without in any way binding you to do so, the undersigned, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, does hereby guarantee to you, your successors and assigns, the due regular and punctual payment of any sum or sums of money which the Customer may owe to you now or at any time hereafter, whether evidenced by an Account Document, on open account or otherwise, and whether it represents principal, interest, rent, late charges, indemnities, an original balance, an accelerated balance, liquidated damages, a balance reduced by partial payment, a deficiency after sale or other disposition of any leased equipment, collateral or security, or any other type of sum of any kind whatsoever that the Customer may owe to you now or at any time hereafter, and does hereby further guarantee to you, your successors and assigns, the due, regular and punctual performance of any other duty or obligation of any kind or character whatsoever that the Customer may owe to you now or at any time hereafter (all such payment and performance obligations being collectively referred to as **"Obligations"**). The undersigned does hereby further guarantee to pay upon demand all losses, costs, attorneys' fees and expenses which may be suffered by you by reason of Customer's default or default of the undersigned. As used in this Guaranty, "you" shall mean General Electric Capital Corporation and all its subsidiaries, parent entities, successors and assigns.

This Guaranty is a guaranty of prompt payment and performance (and not merely a guaranty of collection). Nothing herein shall require you to first seek or exhaust any remedy against the Customer, its successors and assigns, or any other person obligated with respect to the Obligations, or to first foreclose, exhaust or otherwise proceed against any leased equipment, collateral or security which may be given in connection with the Obligations. It is agreed that you may, upon any breach or default of the Customer, or at any time thereafter, make demand upon the undersigned and receive payment and performance of the Obligations, with or without notice or demand for payment or performance by the Customer, its successors or assigns, or any other person. Suit may be brought and maintained against the undersigned, at your election, without joinder of the Customer or any other person as parties thereto. The obligations of each signatory to the Guaranty, and each other guarantor of the Obligations, shall be joint and several.

The undersigned agrees that its obligations under this Guaranty shall be primary, absolute, continuing and unconditional, irrespective of and unaffected by any of the following actions or circumstances (regardless of any notice to or consent of the undersigned) and the undersigned hereby affirmatively and irrevocably waives as a defense to the payment or performance of its obligations hereunder each and every one of the following defenses: (a) the genuineness, validity, regularity and enforceability of the Account Documents or any other document; (b) any extension, renewal, amendment, change, waiver or other modification of the Account Documents or any other document; (c) the absence of, or delay in, any action to enforce the Account Documents, this Guaranty or any other document; (d) your failure or delay in obtaining any other guaranty of the Obligations (including, without limitation, your failure to obtain the signature of any other guarantor hereunder); (e) the release of, extension of time for payment or performance by, or any other indulgence granted to the Customer or any other person with respect to the Obligations by operation of law or otherwise; (f) the existence, value, condition, loss, subordination or release (with or without substitution) of, or failure to have title to or perfect and maintain a security interest in, or the time, place and manner of any sale or other disposition of any leased equipment, collateral or security given in connection with the Obligations, or any other impairment (whether intentional or negligent, by operation of law or otherwise) of the rights of the undersigned; (g) the Customer's voluntary or involuntary bankruptcy, assignment for the benefit of creditors, reorganization, or similar proceedings affecting the Customer or any of its assets; (h) any merger or consolidation of Customer, any change in control of Customer or any sale of all or substantially all of the assets of Customer; or (i) any other action or circumstances which might otherwise constitute a legal or equitable discharge or defense of an obligor, surety or guarantor.

This Guaranty, the Account Documents and the Obligations may be assigned by you, without the consent of the undersigned. The undersigned agrees that if it receives written notice of an assignment from you, the undersigned will pay all amounts due hereunder to such assignee or as instructed by you. The undersigned also agrees to confirm in writing receipt of the notice of assignment as may be reasonably requested by assignee. The undersigned hereby waives and agrees not to assert against any such assignee any of the defenses set forth in the immediate preceding paragraph.

This Guaranty may be terminated upon delivery to you (at your address shown above) of a written termination notice from the undersigned. However, as to all Obligations (whether matured, unmatured, absolute, contingent or otherwise) incurred by the Customer prior to your receipt of such written termination notice (and regardless of any subsequent amendment, extension or other modification which may be made with respect to such Obligations), this Guaranty shall nevertheless continue and remain undischarged until all such Obligations are indefeasibly paid and performed in full.

The undersigned agrees that this Guaranty shall remain in full force and effect or be reinstated (as the case may be) if at any time payment or performance of any of the Obligations (or any part thereof) is rescinded, reduced or must otherwise be restored or returned by you, all as though such payment or performance had not been made. If, by reason of any bankruptcy, insolvency or similar laws affecting the rights of creditors, you shall be prohibited from exercising any of your rights or remedies against the Customer or any other person or against any property, then, as between you and the undersigned, such prohibition shall be of no force and effect, and you shall have the right to make demand upon, and receive payment from, the undersigned of all amounts and other sums that would be due to you upon a default with respect to the Obligations.

Notice of acceptance of this Guaranty and of any default by the Customer or any other person is hereby waived. Presentment, protest demand, and notice of protest, demand and dishonor of any of the Obligations, and the exercise of possessory, collection or other remedies for the Obligations, are hereby waived. The undersigned warrants that it has adequate means to obtain from the Customer on a continuing basis financial data and other information regarding the Customer and is not relying upon you to provide any such data or other information. Without limiting the foregoing, notice of adverse change in the Customer's financial condition or of any other fact which might materially increase the risk of the undersigned is also waived. All settlements, compromises, accounts stated and agreed balances made in good faith between the Customer, its successors or assigns, and you shall be binding upon and shall not affect the liability of the undersigned.

Payment of all amounts now or hereafter owed to the undersigned by the Customer or any other obligor for any of the Obligations is hereby subordinated in right of payment to the indefeasible payment in full to you of all Obligations and is hereby assigned to you as a security therefor. The undersigned hereby irrevocably and unconditionally waives and relinquishes all statutory, contractual, common law, equitable and all other claims against the Customer, any other obligor for any of the Obligations, any collateral therefor, or any other assets of the Customer or any such other obligor, for subrogation, reimbursement, exoneration, contribution, indemnification, setoff or other recourse in respect of sums paid or payable to you by the undersigned hereunder, and the undersigned hereby further irrevocably and unconditionally waives and relinquishes any and all other benefits which it might otherwise directly or indirectly receive or be entitled to receive by reason of any amounts paid by, or collected or due from, it, the Customer or any other obligor for any of the Obligations, or realized from any of their respective assets.

THE UNDERSIGNED HEREBY UNCONDITIONALLY WAIVES ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF, DIRECTLY OR INDIRECTLY, THIS GUARANTY, THE OBLIGATIONS GUARANTEED HEREBY, ANY OF THE RELATED DOCUMENTS, ANY DEALINGS BETWEEN US RELATING TO THE SUBJECT MATTER HEREOF OR THEREOF, AND/OR THE RELATIONSHIP THAT IS BEING ESTABLISHED BETWEEN US. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT (INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS). THIS WAIVER IS IRREVOCABLE MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS

GUARANTY, THE OBLIGATIONS GUARANTEED HEREBY, OR ANY RELATED DOCUMENTS. IN THE EVENT OF LITIGATION, THIS GUARANTY MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

As used in this Guaranty, the word "person" shall include any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization, or any government or any political subdivision thereof.

This Guaranty is intended by the parties as a final expression of the guaranty of the undersigned and is also intended as a complete and exclusive statement of the terms thereof. No course of dealing, course of performance or trade usage, nor any paid evidence of any kind, shall be used to supplement or modify any of the terms hereof. Nor are there any conditions to the full effectiveness of this Guaranty. This Guaranty and each of its provisions may only be waived, modified, varied, released, terminated or surrendered, in whole or in part, by a duly authorized written instrument signed by you. No failure by you to exercise your rights hereunder shall give rise to any estoppel against you, or excuse the undersigned from performing hereunder. Your waiver of any right to demand performance hereunder shall not be a waiver of any subsequent or other right to demand performance hereunder.

This Guaranty shall be governed by, or construed in accordance with, the laws of the State of Connecticut. This Guaranty shall bind the undersigned's successors and assigns and the benefits thereof shall extend to and include your successors and assigns. The undersigned will deliver to you its complete financial statements, certified by a recognized firm of certified public accountants, within ninety (90) days of the close of each fiscal year of the undersigned. If you request, the undersigned will deliver to you copies of its quarterly financial reports certified by its chief financial officer, within ninety (90) days after the close of each fiscal quarter of the undersigned and copies of its most current tax returns. The undersigned will deliver to you copies of all Forms 10-K and 10-Q, if any, within 30 days after the dates on which they are filed with the Securities and Exchange Commission. Copies of the Company's Form 10-K and Form 10-Q will satisfy the financial statement delivery requirements set forth in this paragraph, if provided within the time periods specified in this paragraph for the delivery of quarterly and (as the case may be) annual financial reports. In addition, in the event of default hereunder, you may at any time inspect undersigned's records. The undersigned represents, warrants and covenants that all financial statements delivered to you in connection with this Guaranty have been (and will be) prepared in accordance with generally accepted accounting principles.

The undersigned hereby represents and warrants to you as of the date hereof that (i) the undersigned's execution, delivery and performance hereof does not and will not violate any judgment, order or law applicable to the undersigned, or constitute a breach of or default under any indenture, mortgage, deed of trust, or other agreement entered into by the undersigned with the undersigned's creditors or any other party; (ii) no approval, consent or withholding of objections is required from any governmental authority or any other entity with respect to the execution, delivery and performance by the undersigned of this Guaranty; (iii) this Guaranty constitutes a valid, legal and binding obligation of the undersigned, enforceable in accordance with its terms; (iv) there are no proceedings presently pending or threatened against the undersigned which will impair its ability to perform under this Guaranty; (v) since the date of the undersigned's most recent financial statement, there has been no material adverse change in the financial condition of the undersigned; and (v) the undersigned is and will remain in full compliance with all laws and regulations applicable to it including, without limitation, it neither is nor shall be (Y) listed on the Specially Designated Nationals and Blocked Person List maintained by the Office of Foreign Assets Control (**"OFAC"**), Department of the Treasury, and/or any other similar lists maintained by OFAC pursuant to any authorizing statute, Executive Order or regulation or (Z) a person designated under Section 1(b), (c) or (d) of Executive Order No. 13224 (September 23, 2001), any related enabling legislation or any other similar Executive Orders.

If any provisions of this Guaranty are in conflict with any applicable statute, rule or law, then such provisions shall be deemed null and void to the extent that they may conflict therewith, but without invalidating any other provisions hereof.

THE UNDERSIGNED IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE STATE AND FEDERAL COURTS LOCATED IN THE STATE OF CONNECTICUT TO HEAR AND DETERMINE ANY SUIT, ACTION OR PROCEEDING AND TO SETTLE ANY DISPUTES, WHICH MAY ARISE OUT OF OR IN CONNECTION HEREWITH AND WITH THE ACCOUNT DOCUMENTS (COLLECTIVELY, THE **"PROCEEDINGS"**), AND THE UNDERSIGNED FURTHER IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO REMOVE ANY SUCH PROCEEDINGS FROM ANY SUCH COURT (EVEN IF REMOVAL IS SOUGHT TO ANOTHER OF THE ABOVE-NAMED COURTS). THE UNDERSIGNED IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MIGHT NOW OR HEREAFTER HAVE TO THE ABOVE-NAMED COURTS BEING NOMINATED AS THE EXCLUSIVE FORUM TO HEAR AND DETERMINE ANY SUCH PROCEEDINGS AND AGREES NOT TO CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-

NAMED COURTS FOR ANY REASON WHATSOEVER, THAT IT OR ITS PROPERTY IS IMMUNE FROM LEGAL PROCESS FOR ANY REASON WHATSOEVER, THAT ANY SUCH COURT IS NOT A CONVENIENT OR APPROPRIATE FORUM IN EACH CASE WHETHER ON THE GROUNDS OF VENUE OR FORUM NON-CONVENIENS OR OTHERWISE. THE UNDERSIGNED ACKNOWLEDGES THAT BRINGING ANY SUCH SUIT, ACTION OR PROCEEDING IN ANY COURT OTHER THAN THE COURTS SET FORTH ABOVE WILL CAUSE IRREPARABLE HARM TO YOU WHICH COULD NOT ADEQUATELY BE COMPENSATED BY MONETARY DAMAGES, AND, AS SUCH, THE UNDERSIGNED AGREES THAT, IN ADDITION TO ANY OF THE REMEDIES TO WHICH YOU MAY BE ENTITLED AT LAW OR IN EQUITY, YOU WILL BE ENTITLED TO AN INJUNCTION OR INJUNCTIONS (WITHOUT THE POSTING OF ANY BOND AND WITHOUT PROOF OF ACTUAL DAMAGES) TO ENJOIN THE PROSECUTION OF ANY SUCH PROCEEDINGS IN ANY OTHER COURT. Notwithstanding the foregoing, you and the undersigned shall have the right to apply to a court of competent jurisdiction in the United States of America or abroad for equitable relief as is necessary to preserve, protect and enforce its respective rights under this Guaranty and the Account Documents, including, but not limited to orders of attachment or injunction necessary to maintain the status quo pending litigation or to enforce judgments against the undersigned, the Customer or the collateral pledged to you pursuant to any Account Document or to gain possession of such collateral.

Each person signing this Guaranty on behalf of the undersigned company warrants that (i) it is to the benefit of the undersigned company to execute this Guaranty, (ii) the benefit to be received by the undersigned company from this Guaranty is reasonably worth the obligations thereby guaranteed, and (iii) he/she/it has authority to sign on behalf of such undersigned and by so signing, to bind said company hereunder.

IN WITNESS WHEREOF, this Guaranty is executed the day and year above written.

The Dixie Group, Inc.

By: **/s/ Gary A. Harmon**
(Signature)

Title: Vice President and CFO
(Officer's Title)

Federal Tax ID: **62-0183370**

ATTEST: **/s/ Geoffrey G. Young**
Secretary/Assistant Secretary

Certified Resolution

The undersigned hereby certifies as follows: that the undersigned is Secretary of **The Dixie Group, Inc.**; that the following resolution was passed by unanimous written consent in lieu of a meeting of the Board of Directors of said corporation or at a meeting of the Board of Directors of said corporation duly called with a quorum being present, as applicable; that said resolution has not since been revoked or amended; and that the form of guaranty referred to therein is the form shown attached hereto:

"RESOLVED that it is to the benefit of this corporation that it execute a guaranty of the obligations of **Masland Carpets, LLC** (**"Customer"**) to **General Electric Capital Corporation** (together with its successors and assigns, if any) and that the benefit to be received by this corporation from such guaranty is reasonably worth the obligations thereby guaranteed, and further that such guaranty shall be substantially in the form annexed to these minutes, and further that the **Vice President and CFO** and _____ (Title of Officers) of this corporation are authorized to execute such guaranty on the behalf of this corporation."

WITNESS my hand and the seal of this corporation on this ___**21**$^{\underline{st}}$__ day of __**August, 2009**__.

 /s/ Geoffrey G. Young
      [Seal]   Secretary